

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 4, 2017

Scott T. Parker
Executive Vice President and
Chief Financial Officer
OneMain Holdings, Inc.
601 N.W. Second Street
Evansville, Indiana 47708

Re: OneMain Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
File No. 001-36129

Dear Mr. Parker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Segment Accounting Basis, page 49

1. We note your disclosure of the total consolidated amount of income before provision for income taxes attributable to OMH – Segment Accounting Basis in MD&A. In future filings, please remove this measure. Alternatively, please tell us how you considered whether this non-GAAP financial measure uses an individually tailored recognition and measurement method and whether the measure violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact H. Stephen Kim, Assistant Chief Accountant at 202-551-3291 or me at 202-551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services